UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended June 30, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
June 1, 2023	43,475	219.45p	222.50p	215.00p
June 2, 2023	47,401	224.26p	229.00p	219.00p
June 5, 2023	17,052	234.45p	234.50p	232.50p
June 6, 2023	47,846	235.75p	236.50p	234.50p
June 7, 2023	48,641	236.88p	238.50p	233.50p
June 8, 2023	48,064	239.73p	241.00p	236.00p
June 9, 2023	49,317	241.00p	243.50p	237.50p
June 12, 2023	49,134	237.99p	240.00p	234.50p
June 13, 2023	45,779	237.89p	240.00p	235.50p
June 14, 2023	48,839	234.64p	237.00p	233.00p
June 15, 2023	52,481	234.02p	236.50p	232.00p
June 16, 2023	53,031	235.80p	238.00p	234.00p
June 19, 2023	54,956	234.07p	235.50p	231.00p
June 20, 2023	54,341	232.72p	234.00p	230.00p
June 21, 2023	47,446	232.43p	234.50p	231.00p
June 22, 2023	47,690	229.03p	231.50p	225.00p
June 23, 2023	51,593	230.40p	232.00p	227.00p
June 26, 2023	53,442	224.91p	231.50p	221.50p
June 27, 2023	53,920	221.15p	224.00p	218.50p
June 28, 2023	53,656	226.83p	229.50p	220.50p
June 29, 2023	52,077	222.37p	227.00p	218.50p
June 30, 2023	52,348	219.50p	220.50p	217.00p

During the month ended June 30, 2023, the Company repurchased an aggregate of 1,072,529 Ordinary Shares. As of June 30, 2023, the Company’s issued share capital was 289,468,159 shares, 12,795,330 of which were held in treasury, resulting in total voting rights in the Company of 276,672,829 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

June 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4789482.html

June 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4790970.html

June 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4792499.html

June 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4793981.html

June 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4795454.html

June 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4797063.html

June 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4798471.html

June 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4799962.html

June 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4801421.html

June 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4802958.html

June 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4804476.html

June 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4805994.html

June 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4807445.html

June 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4808902.html

June 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4810436.html

June 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4811896.html

June 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4813370.html

June 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4814930.html

June 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4816437.html

June 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4818332.html

June 29, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4819933.html

June 30, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4821724.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: July 6, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer